Energy XXI Completes Warrant Exchange Offer

• 64.1 million warrants retired
• 60.5 million new unrestricted shares to be issued
• $237.2 million cash raised

HOUSTON - June 23, 2008 - Energy XXI (Bermuda) Limited (NASDAQ: EXXI) (AIM: EXXI, EXXS) today announced the results of its offer to exchange common shares for its outstanding warrants to purchase common shares.
In total, 64.1 million or 83.1 percent of the warrants outstanding were exchanged for common shares through a combination of cash and cashless transactions, providing $237.2 million of cash to be used for debt reduction and general corporate purposes.
Subsequent to the offer, Energy XXI will issue 60.5 million common shares, which will be admitted to trading on NASDAQ and AIM, resulting in 145.3 million common shares and 13.0 million warrants outstanding. The remaining warrants retain their original terms, exercisable into one restricted common share for an exercise price of $5.00. The warrants expire Oct. 20, 2009.
“The warrant exchange is a key event for Energy XXI, as it both simplifies our capital structure and strengthens the balance sheet,” Energy XXI Chairman and CEO John Schiller said. “The cash from our warrant tender and the newly issued equity substantially reduce our debt-to-capitalization ratio and enhance our financial flexibility.”
The warrant tender offer, which expired at 5 p.m. June 20, allowed warrant holders to participate in three ways, with the following results:
•	374,899 unrestricted common shares will be issued under the cashless option, under which 1,874,497 warrants were surrendered to the company and retired;
•	4,150,168 unrestricted common shares will be issued under the cash option, under which the company received $13.2 million cash and 6,225,256 warrants were surrendered and retired; and
•	55,993,585 unrestricted common shares will be issued under the reduced cash option, under which the company received $224.0 million cash and 55,993,585 warrants were surrendered and retired.

About the Company
Energy XXI is an independent oil and natural gas exploration and production company whose growth strategy emphasizes acquisitions, enhanced by its value-added organic drilling program. The company’s properties are located in the U.S. Gulf of Mexico waters and the Gulf Coast onshore. Collins Stewart Europe Limited and Tristone Capital Limited are Energy XXI listing brokers in the United Kingdom. To learn more, visit the Energy XXI website at www.energyxxi.com.

Forward-Looking Statements
All statements, other than statements of historical fact, included in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon current expectations and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Energy XXI assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

Enquiries of the Company

Energy XXI (Bermuda) Limited	Pelham PR
Stewart Lawrence	James Henderson
Vice President, Investor Relations and Communications	+44 207 743 6673
+1 713-351-3006	james.henderson@pelhampr.com
slawrence@energyxxi.com
Alisdair Haythornthwaite
Collins Stewart Europe Limited	+44 207 743 6676
Nominated Adviser and Joint UK Broker	alisdair.haythornthwaite@pelhampr.com
Seema Paterson
+44 207 523 8321
spaterson@collins-stewart.com